SEC FILE NUMBER 001-38119
CUSIP NUMBER 629375106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________.

PART I

REGISTRANT INFORMATION

NRC GROUP HOLDINGS CORP.

Full Name of Registrant:

952 Echo Lane, Suite 460

Address of Principal Executive Office (Street and number):

Houston, Texas 77024

City, State and Zip Code:

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

NRC Group Holdings Corp. (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) because the Company has experienced unexpected delays in its completion of the audit of its financial statements for the year ended December 31, 2018, due to the complexity and significant scope of work required to account for the previously announced business combination which occurred on October 17, 2018, including the substantial number of transactions related to such business combination and related tax accounting. As a result, the Company requires additional time to finalize its financial statements to be filed as part of the 2018 Form 10-K, and plans to file its Form 2018 10-K within the extension period prescribed by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph Peterson	(832) 767-4749
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 17, 2018, the Company, formerly known as Hennessy Capital Acquisition Corp. III., acquired NRC Group Holdings, LLC (“NRC Group”) (the “Business Combination”). The Business Combination was accounted for as a reverse merger in which NRC Group was the accounting acquirer. The financial statements that will be presented in the 2018 Form 10-K will include (1) the results of NRC Group and its subsidiaries as the accounting predecessor for the periods prior to the completion of the Business Combination, and (2) the results of the Company (including the consolidation of NRC Group and its subsidiaries) for the periods after the completion of the Business Combination.

For a comparison of the Company’s results of operations for the fiscal year ended December 31, 2018 compared to the prior fiscal year, please see the Company’s press release dated March 18, 2019, which was furnished with a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2019.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 report regarding the Company’s expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. All forward-looking statements included in this report, including expectations about the timing of the completion of the Company’s financial statements and audit for the fiscal year ended December 31, 2018 and the timing, form and content of the Company’s 2018 Form 10-K are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements.

NRC Group Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2019	By:	/s/ Joseph Peterson
Joseph Peterson
Chief Financial Officer

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